                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No___________)*

                              SOUTHMARK CORPORATION
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                                (Name of Issuer)


         Redeemable Series A Preferred Stock, par value $0.01 per share
                    Common Stock; par value $0.01 per share
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                         (Title of Class of Securities)


                844544-88-2 - Redeemable Series A Preferred Stock
                           844544-80-9 - Common Stock
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                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                            Dallas, Texas 75204-1083
                                 (214) 969-7600
                           (214) 523-3838 (Facsimile)
  ...........................................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  May 24, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844544-88-2

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1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
   (entities only)

                   A&B CAPITAL CORPORATION, FEI No. 75-2856350

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
   (b)

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3) SEC Use Only

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4) Source of Funds (See Instructions)                  WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)

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6) Citizenship or Place of Organization      Nevada

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                    7)    Sole Voting Power          965,541
 Number of
Shares Bene-        ------------------------------------------------------------
 ficially           8)    Shared Voting Power
 Owned by
Each Report-        ------------------------------------------------------------
ing Person          9)    Sole Dispositive Power     965,541
With
                    ------------------------------------------------------------
                    10)   Shared Dispositive Power      -0-

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11) Aggregate Amount Beneficially Owned by Each Reporting Person  965,541 shares

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13) Percent of Class Represented by Amount in Row (11)      34.1%


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14) Type of Reporting Person (See Instructions)        CO

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CUSIP No. 844544-80-9

--------------------------------------------------------------------------------

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  A&B CAPITAL CORPORATION, FEI No. 75-2856350

--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
   (b)

--------------------------------------------------------------------------------

3) SEC Use Only

--------------------------------------------------------------------------------

4) Source of Funds (See Instructions)                  WC

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6) Citizenship or Place of Organization      Nevada

--------------------------------------------------------------------------------


                    7)    Sole Voting Power          7,345,514
 Number of
Shares Bene-        ------------------------------------------------------------
 ficially           8)    Shared Voting Power           -0-
 Owned by
Each Report-        ------------------------------------------------------------
ing Person          9)    Sole Dispositive Power     7,345,514
With
                    ------------------------------------------------------------
                    10)   Shared Dispositive Power      -0-

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 7,345,514
    shares

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13) Percent of Class Represented by Amount in Row (11)      20.0%


--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)        CO

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This initial Statement on Schedule 13D (the "Statement") relates to securities of Southmark Corporation, a Georgia corporation (the "Issuer" or "Southmark"), which has its principal executive offices located at 2711 LBJ Freeway, Suite 950, Dallas, Texas 75234. The securities in question are the Redeemable Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock") and the Common Stock, par value $0.01 per share (the "Common Stock"). The CUSIP number of the shares of Preferred Stock is 844544-88-2; the CUSIP number of the shares of Common Stock is 844544-80-9.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c) and (f). This Statement is filed by A&B Capital Corporation, a Nevada corporation, which presently has its principal executive offices located at 1600 Red Bud Boulevard, Suite 402, McKinney, Texas 75609. The name, business address, and capacity with A&B Capital Corporation of each of the executive officers or directors of A&B Capital Corporation are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. A&B Capital Corporation is a wholly-owned subsidiary of Octagon Equity Corporation, a Nevada corporation, which presently has its principal executive offices located at 1600 Red Bud Boulevard, Suite 402, McKinney, Texas 75609. The executive officers or directors of Octagon Equity Corporation are the same as A&B Capital Corporation.

     (d). During the last five years, none of A&B Capital Corporation, Octagon Equity Corporation nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e). During the last five years, none of A&B Capital Corporation, Octagon Equity Corporation nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration paid to purchase the shares of Preferred Stock (and Common Stock) described in Item 5 below, is from the working capital of A&B Capital Corporation and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring,


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holding, trading or voting the securities. A&B Capital Corporation may in the future utilize its margin accounts with Goldman Sachs and Bear Stearns & Co., which accounts may from time to time have debit balances and include certain of the shares of Preferred Stock and Common Stock. Since other securities are held in such accounts, it may be impracticable to determine the amounts, if any, borrowed with respect to the Preferred Stock or the Common Stock and interest costs vary with applicable costs and account balances.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the acquisitions of securities of the Issuer described in
Item 5(c) below, was an investment in the Issuer to assist in the day-to-day operational control and management of the Issuer by A&B Capital Corporation. A&B Capital Corporation has no present plans or proposals which would result in A&B Capital Corporation or any affiliate of it seeking to acquire the entire equity interest in the Issuer. A&B Capital Corporation intends to continue to regularly review the position of A&B Capital Corporation with respect to shares of Preferred Stock and Common Stock of the Issuer and, depending upon the evaluation of the Issuer's operations and prospects and upon market and economic conditions and future developments (including without limitation, other business opportunities, developments with respect to the business and operations of the Issuer, general economic conditions, as well as regulatory conditions), A&B Capital Corporation might (i) increase or decrease its holdings of shares of Preferred Stock or Common Stock (or both) of the Issuer and/or (ii) change its intentions with respect to its investment. As of the date of this original Statement on Schedule 13D, A&B Capital Corporation does not have any present plans or proposals which relate to or would result in

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (except that A&B Capital Corporation may purchase additional shares of Preferred Stock or Common Stock of the Issuer or sell some or all of the shares of Preferred Stock or Common Stock at any time held depending upon A&B Capital Corporation's then views as to its investment); or

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries (except that depending upon available business opportunities, A&B Capital Corporation may request that the Issuer acquire another entity having ongoing business operations, but no such other entity has been identified as of the date of this Statement on Schedule 13D); or


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          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (except that pursuant to the purchase from Charles
     B. Brewer described in Item 5(c) below, A&B Capital Corporation agreed to cause the Issuer to have sufficient funds for the Issuer to make a distribution of cash or securities of another to certain of the preferred shareholders of the Issuer); or

          (d) any change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board (except that pursuant to the agreement with Charles B. Brewer concerning the acquisition of his securities, as described in Item 6 below, two designees of A&B Capital Corporation, Ronald F. Akin and Ronald F. Bruce have been added to and became members of the Board of Directors of the Issuer on May 24, 2000 subject to certain conditions); or

          (e) any material change in the present capitalization or dividend policy of the Issuer (except that pursuant to the acquisition of securities from Charles B. Brewer described in Item 5(c) below, A&B Capital Corporation agreed to cause the Issuer to make a distribution to certain of the other Preferred Shareholders of the Issuer); or

          (f) any other material change in the Issuer's business or corporate structure; or

          (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

          (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.


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In each instance enumerated above, A&B Capital Corporation has committed to certain matters to Charles B. Brewer pursuant to the Stock Purchase Agreement with him described in Item 6 below, the resulting effect of which may be to alter one or more of the statements set forth above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the latest information available from the Issuer, as of April 30, 2000, 2,831,997 shares of Preferred Stock and 36,761,096 shares of Common Stock were issued and outstanding. Accordingly, the 965,541 shares of Preferred Stock and 7,346,114 shares of Common Stock deemed beneficially owned by A&B Capital Corporation constitutes approximately 34% of the shares of Preferred Stock of Southmark and 20% of the Common Stock of Southmark, respectively, believed by A&B Capital Corporation to be outstanding.

     (b) A&B Capital Corporation has the sole power to vote 965,541 shares of Preferred Stock and 7,345,514 shares of Common Stock of the Issuer and, subject to compliance with applicable securities laws, as well as a right of rescission in favor of Charles B. Brewer under certain circumstances with respect to certain of such shares, A&B Capital Corporation will have the sole power to dispose of all of such 965,541 shares of Preferred Stock of the Issuer and 7,345,514 shares of Common Stock of the Issuer.

     (c) During the sixty calendar days ended May 24, 2000, except for the transactions described below, A&B Capital Corporation and its officers and directors did not engage in any transaction in the shares of Preferred Stock of the Issuer or Common Stock of the Issuer or any other equity interests derivative thereof:

          (i) On May 24, 2000, A&B Capital Corporation purchased from Grace Brothers, Ltd., an Illinois limited partnership ("GBL"), 787,271 shares of Preferred Stock (which constitutes approximately 27.8% of the 2,831,997 shares of Preferred Stock of the Issuer presently outstanding) and 7,343,156 shares of Common Stock (which constitutes approximately 20% of the 36,761,096 shares of Common Stock of the Issuer presently outstanding) for a total consideration of $1,574,542 cash (calculated at the rate of $2.00 per share of Preferred Stock). The shares of Common and Preferred Stock constituted all securities of Southmark owned by GBL, was the subject of a simple securities trade on the basis of payment versus delivery and followed the approval by the Board of Directors or the "Transfer Review Committee" of the Issuer.


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          (ii) On May 24, 2000, A&B Capital Corporation acquired from Charles B.
     Brewer 178,270 shares of Preferred Stock (which constitutes approximately 6.3% of the 2,831,997 shares of Preferred Stock of Southmark presently outstanding) and 2,358 shares of Common Stock (which constitutes less than 0.01% of the 36,761,096 shares of Southmark Common Stock outstanding) at a price of $267,405 (representing $1.50 per share of Preferred Stock) paid in cash to Charles B. Brewer pursuant to a Stock Purchase Agreement dated May 23, 2000 (the "Stock Purchase Agreement") between A&B Capital Corporation and Brewer. The shares of Common and Preferred Stock constituted all securities of the Issuer owned by Brewer and followed the approval by the Board of Directors as the Transfer Review Committee of the Issuer. Part of the requirements of the Stock Purchase Agreement include the requirement of a distribution through the Issuer to its Other Preferred Shareholders of certain funds. See Item 6 below.

After giving effect to the two transactions described above, as of May 24, 2000, A&B Capital Corporation is the owner and holder of a total of 965,541 shares of Preferred Stock (which constitutes approximately 34.1% of the 2,831,997 shares of Preferred Stock of Southmark believed to be outstanding), and a total of 7,346,114 shares of Common Stock (which constitutes approximately 20% of the 36,761,096 shares of Common Stock of Southmark presently outstanding). Except as set forth above, A&B Capital Corporation, Octagon Holdings Corporation and their respective officers and directors have not engaged in any transaction in the shares of Preferred Stock or Common Stock of the Issuer during the past sixty days immediately prior to the date of this Statement on Schedule 13D.

     (d) No person other than A&B Capital Corporation or its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the 965,541 shares of Preferred Stock and 7,346,114 shares of Common Stock of the Issuer held by A&B Capital Corporation.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Stock Purchase Agreement, A&B Capital Corporation covenanted to cause the Issuer no later than July 31, 2000 to have an amount of funds or other value calculated on the basis of $1.50 per share of Preferred Stock (other than shares purchased from Brewer or GBL) sufficient to enable the Issuer to cause a distribution to all "Other Preferred Shareholders" (excluding Brewer, GBL and A&B Capital Corporation) of a value


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equal to $1.50 per share. Under certain circumstances, Brewer has an opportunity to rescind, ab initio, during the period from July 31, 2000 until August 31, 2000 (unless Brewer shall have agreed to an extension of time) to rescind the transaction by giving back the cash consideration paid to him in exchange for the securities sold by him to A&B Capital Corporation. Under certain circumstances, any designees appointed to the Board of Directors of the Issuer will resign upon such rescission arrangement.

     Under the Stock Purchase Agreement, Messrs. Bruce and Akin executed an Instrument of Acceptance and Ratification dated May 24, 2000, ratifying the resolution adopted by the sole member of the Board of Directors prior to their election and irrevocably agreed to take no action to revoke or rescind such resolution. The Instrument of Acceptance and Ratification also is an acknowledgment and agreement by Messrs. Bruce and Akin that in the event the covenant set forth in paragraph 6(d) of the Stock Purchase Agreement is not deemed satisfied by Brewer and certain other matters occur, that Messrs. Bruce and Akin will submit any necessary resignation at such time as is desired by Brewer.

     Pursuant to the Stock Purchase Agreement, A&B Capital Corporation also executed a Springing Proxy which only becomes effective if A&B Capital Corporation fails to cause the Issuer to have the amount of funds available to make the distribution described above within the time stated and Brewer gives notice and thirty days' opportunity to cure have passed, and Brewer elects to rescind the transaction as described above. Once effective, Brewer may utilize the Springing Proxy to vote for matters involving the election of directors but may not use such Springing Proxy to vote in favor of a number of other actions unless the event causing effectiveness remains outstanding for one calendar year. The Springing Proxy, if effective, terminates upon the satisfaction of the event in question or one day following the date of distribution of $1.50 per share to the Other Preferred Shareholders.

     Other than as described herein and in Items 3 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following are filed herewith as exhibits or are incorporated by referenced indicated below:


  EXHIBIT
DESIGNATION                     EXHIBIT DESCRIPTION

   99.1* Stock Purchase Agreement dated and effective May 23, 2000 among A&B Capital Corporation and Charles B. Brewer.

   99.2* Approval letter dated May 23, 2000 from the Board of Directors of Southmark Corporation addressed to Charles B. Brewer and A&B Capital Corporation.

   99.3* Approval letter dated May 23, 2000 from the Board of Directors of Southmark Corporation addressed to Grace Brothers, Ltd. and A&B Capital Corporation.

   99.4* Springing Proxy dated May 24, 2000 issued by A&B Capital Corporation in favor of Charles B. Brewer.
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   *Filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

Dated: June 5, 2000                A&B CAPITAL CORPORATION

                                   By:  Ronald E. Kimbrough
                                       -----------------------------------------
                                        Ronald E. Kimbrough,
                                        Vice President, Secretary
                                        and Treasurer


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                                   SCHEDULE 1

                        EXECUTIVE OFFERS AND DIRECTORS OF
                             A&B CAPITAL CORPORATION



       NAME AND CAPACITY WITH
       A&B CAPITAL CORPORATION                      BUSINESS ADDRESS
Ronald F. Akin, Director and President        1600 Red Bud Blvd., Suite 402
                                                  McKinney, Texas 75609

Ronald F. Bruce, Director                     1600 Red Bud Blvd., Suite 402
                                                  McKinney, Texas 75609

Ronald E. Kimbrough, Vice President,          1600 Red Bud Blvd., Suite 402
   Secretary and Treasurer                        McKinney, Texas 75609


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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                         DESCRIPTION
--------                        -----------
   99.1*            Stock Purchase Agreement dated and effective May 23, 2000
                    among A&B Capital Corporation and Charles B. Brewer.

   99.2*            Approval letter dated May 23, 2000 from the Board of
                    Directors of Southmark Corporation addressed to Charles B.
                    Brewer and A&B Capital Corporation.

   99.3*            Approval letter dated May 23, 2000 from the Board of
                    Directors of Southmark Corporation addressed to Grace
                    Brothers, Ltd. and A&B Capital Corporation.

   99.4*            Springing Proxy dated May 24, 2000 issued by A&B Capital
                    Corporation in favor of Charles B. Brewer.

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   *Filed herewith.